SECURITIES AND EXCHANGE COMMISSION

                     Washington, D.C. 20549

                         AMENDMENT NO. 1

                               to

                            FORM U-57


         NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS


                Filed under Section 33(a) of the

     Public Utility Holding Company Act of 1935, as amended


         Entergy International Investments No. 2 Ltd LLC
              _____________________________________
                (Name of foreign utility company)


                       Entergy Corporation
         _______________________________________________
         (Name of filing company, if filed on behalf of a foreign utility company)


        The Commission is requested to mail copies of all communications relating to this Notification to:

                     Laurence M. Hamric, Esq.
                    Associate General Counsel
                      Entergy Services, Inc.
                        639 Loyola Avenue
                  New Orleans, Louisiana  70113

      Entergy Corporation ("Entergy"), a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), acting on behalf of Entergy International Investments No. 2 Ltd LLC ("EII") a limited liability company organized under the Delaware General Corporation Law, hereby amends and restates the notification previously filed with the Securities and Exchange Commission (the "Commission") that EII is, and claims status as, a "foreign utility company" ("FUCO") within the meaning of Section 33 of the Act.

Item 1. Name, Business Address, Facilities and Ownership

      The name and business address of the company claiming FUCO status is:

       Entergy International Investments No. 2 Ltd LLC
       c/o Entergy Services, Inc.
       P.O. Box 61000
       New Orleans, Louisiana  70161

      EII, an indirect subsidiary of Entergy, was organized for the purpose of acquiring and holding certain of Entergy's investments in foreign utility companies.

      At the current time, the EII has two such investments which it indirectly owns through its subsidiaries.

       (1) Entergy Australia DB 1A Pty Limited ("Entergy Australia"), which is indirectly owned by EII, owns an interest in United Energy Limited, a publicly listed utility engaged in the management and distribution of electricity in the State of Victoria, Australia. EII and Entergy own, indirectly through Entergy Australia, 1,000 shares of the common stock of United Energy Limited.

     United Energy Limited is the first electric business listed on the Australian Stock Exchange. Approximately 42% of the company was sold to the public at large by an initial public offering in May of 1998. The remaining 58% is owned by Utilicorp, a public utility holding company formed under the laws of the United States, and AMP, an insurance company formed under the laws of Australia. United Energy Limited is an electric distribution utility serving approximately 546,000 customers in the State of Victoria, Australia. A majority of its sales are earned from its regulated distribution network business. The regulated distribution business and connection charges for access to its distribution system are regulated by the Office of the Regulator General.

    (2) Entergy UK Enterprises ("EUKE"), which is indirectly owned by EII, owns an interest in National Grid Group plc, a holding company whose primary subsidiary is the sole independent transmission company for England and Wales. Entergy and EII own, indirectly through EUKE, 100 American Deposit Receipts of National Grid Group plc.

     National Grid Group plc is a holding company formed in 1989 under the laws of England and Wales. One of its principal subsidiaries is The National Grid Company plc ("NGC") which as a result of the U.K. government's attempts to privatize its utility industry is the sole independent transmission company for England and Wales. As such, NGC owns 4,300 miles of overhead transmission lines and 400 miles of underground cables in England and Wales and with interconnections with Scotland and France. It is subject to the regulatory controls overseen by the Director General of Electricity with respect to the prices it may charge for transmission services in England and Wales.

    Other than Entergy and its subsidiaries, no person holds a 5% or more voting interest in EIL.

Item 2. Domestic Associate Public-Utility Companies of EII and their relationship to EII

        The following companies, each of which is a direct or indirect subsidiary of Entergy, are domestic associate public-utility companies of EII: Entergy Arkansas, Inc. ("EAI"), Entergy Gulf States, Inc. ("EGSI"), Entergy Louisiana, Inc. ("ELI"), Entergy New Orleans, Inc. ("ENOI"), Entergy Mississippi, Inc. ("EMI"), The Arklahoma Corporation ("Arklahoma"), System Energy Resources, Inc. ("SERI"), Entergy Power, Inc. ("EPI"), and Entergy Operations, Inc. ("EOI")(EAI, EGSI, ELI, ENOI, EMI, Arklahoma, SERI, EPI and EOI are collectively referred to as "Domestic Utilities"). None of the Domestic Utilities has made an investment in or has any contractual relationship with EII.

EXHIBIT A.  State Certification

       Not Applicable.

                           SIGNATURES

     The undersigned company has duly caused this amendment to be signed on its behalf by the undersigned thereunto duly authorized.

                         ENTERGY CORPORATION

                              By:  /s/ Steven C. McNeal
                                  Steven C. McNeal
                                  Vice President and Treasurer
Dated: October 4, 1999